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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	McQuaide, William, L		04/24/2003
	c/o RSA Security Inc. 174 Middlesex Turnpike (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			RSA Security Inc. (RSAS)		☐ Director ☐ 10% Owner	☒ Officer (give title below) ☐ Other (specify below)
	Bedford, MA 01730 (City) (State) (Zip)	6.	If Amendment, Date of Original (Month/Day/Year)		Senior VP, Auth Prod
			01/07/2002	7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock		3,723		D

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	Stock Option (Right to Buy)		immed.	04/22/2007		Common Stock	4,183		$8.04167		D

	Stock Option (Right to Buy)		(1)	04/13/2007		Common Stock	13,500		$12.3333		D

	Stock Option (Right to Buy)		(2)	10/19/2007		Common Stock	124,000		$19.75		D

Explanation of Responses:

(1) Option vests with respect to 25% of shares subject thereto on April 14, 2000 and with respect to the remaining shares in 12 equal installments at the end of each three-month period thereafter.  No installment shall be exercisable after the fourth anniversary of the vesting date of such installment.
(2) Option vests with respect to 25% of shares subject thereto on October 19, 2000 and with respect to the remaining shares in 12 equal installments at the end of each three-month period thereafter.  No installment shall be exercisable after the fourth anniversary of the vesting date of such installment.

/s/Kathryn L. Leach (signing under Power of Attorney dated January 7, 2002	4/24/2003
**Signature of Reporting Person Attorney-in-Fact	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.